

September 28, 2010

Dave Eckert, President
Solanex Management, Inc.
5836 South Pecos Rd., Ste 104
Las Vegas, NV 89120

> **Re: Solanex Management, Inc.**
> **Form 8-K**
> **Filed September 24, 2010**
> **File No. 0-49632**

Dear Mr. Eckert:

We have reviewed your filing and have the following comments.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note your disclosure in the first paragraph indicating that "on August 16, 2010 CBNM notified the company that on that date they were not going to stand for re-election as [your] independent auditor" and your disclosure in the fourth paragraph indicating that "During the years ended December 31, 2009 and 2008 and any subsequent interim period through August 10, 2010…" Please revise your filing to reconcile these dates or explain the difference.

2. We note your disclosure in the sixth paragraph. Please revise your disclosure regarding reportable events to address the registrant's *two* most recent fiscal years and any subsequent interim period through the date of change in accountants. Refer to Item 304(a)(2) of Regulation S-K.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3732 with any questions.

Sincerely,

Melinda Hooker
Staff Accountant